Exhibit 99.2

Report of Independent Auditors and

Consolidated Financial Statements

Danco Acquisition Corporation

December 31, 2012 and 2011

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

Danco Acquisition Corporation

Report on Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Danco Acquisition Corporation (the “Company”), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danco Acquisition Corporation as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

San Francisco, California

May 24, 2013

CONSOLIDATED FINANCIAL STATEMENTS

DANCO ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$193,205	$320,275
Accounts receivable less allowance for doubtful accounts of $14,061 and $11,812 as of December 31, 2012 and 2011, respectively	1,748,314	1,450,930
Inventory	2,089,171	1,852,519
Prepaid expenses	94,679	129,100
Deferred income taxes	—	208,855

Total current assets	4,125,369	3,961,679
FIXED ASSETS, net	2,475,429	2,976,299
GOODWILL	—	11,006,573
DEBT ISSUANCE COSTS, net	148,722	340,157
INTANGIBLE ASSETS, net	573,790	973,211
OTHER ASSETS	35,148	35,148

Total assets	$7,358,458	$19,293,067

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$549,437	$230,939
Accrued liabilities	1,258,258	830,652
Line of credit	—	1,500,000
Current portion—capital leases	139,093	139,092
Current portion—long-term debt	—	2,621,106

Total current liabilities	1,946,788	5,321,789
LINE OF CREDIT	2,250,000	—
CAPITAL LEASES, net of current portion	266,076	405,168
LONG-TERM DEBT, net of current portion	14,520,514	10,845,364
DEFERRED INCOME TAXES	—	1,079,691

Total liabilities	18,983,378	17,652,012

COMMITMENTS (Note 13)
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.0001 par value; 2,000 shares authorized 42 shares issued and outstanding	3,791,735	3,791,735
Common stock, $0.0001 par value; 10,000 shares authorized 580 shares issued and outstanding	8,300	8,300
Accumulated deficit	(15,424,955)	(2,158,980)

Total stockholders’ equity (deficit)	(11,624,920)	1,641,055

Total liabilities and stockholders’ equity (deficit)	$7,358,458	$19,293,067

See accompanying notes.

DANCO ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2012 and 2011

	2012	2011
SALES	$11,550,385	$12,442,718
COST OF SALES	10,440,689	10,506,879

GROSS PROFIT	1,109,696	1,935,839
GENERAL AND ADMINISTRATIVE EXPENSES	2,608,245	2,440,388
GOODWILL IMPAIRMENT	11,006,573	—

OPERATING LOSS	(12,505,122)	(504,549)

OTHER INCOME (EXPENSE)
Interest expense	(1,728,071)	(1,929,722)
Interest income	46	266
Other income, net	97,898	41,980

	(1,630,127)	(1,887,476)

NET LOSS BEFORE INCOME TAXES	(14,135,249)	(2,392,025)
(PROVISION FOR) BENEFIT FROM INCOME TAXES	869,274	(743,805)

NET LOSS	$(13,265,975)	$(3,135,830)

See accompanying notes.

DANCO ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2012 and 2011

					Accumulated	Total
	Preferred Stock		Common Stock		(Deficit) Retained	Stockholders’
	Shares	Amount	Shares	Amount	Earnings	Equity (Deficit)
Balance as of December 31, 2010	42	$3,791,735	580	$8,300	$976,850	$4,776,885
Net loss	—	—	—	—	(3,135,830)	(3,135,830)

Balance as of December 31, 2011	42	3,791,735	580	8,300	(2,158,980)	1,641,055
Net loss	—	—	—	—	(13,265,975)	(13,265,975)

Balance as of December 31, 2012	42	$3,791,735	580	$8,300	$(15,424,955)	$(11,624,920)

See accompanying notes.

DANCO ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS	$(13,265,975)	$(3,135,830)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH FROM OPERATING ACTIVITIES
Depreciation expense	595,996	521,007
Amortization expense	399,421	420,255
Amortization of debt issuance costs	191,435	220,788
Deferred income taxes	(870,836)	724,392
Allowance for doubtful accounts	(2,249)	20,411
Gain on disposal of fixed assets	(84,828)	(22,185)
Goodwill impairment	11,006,573	—
Changes in operating assets and liabilities:
Accounts receivable	(295,135)	574,437
Inventory	(236,652)	909,701
Prepaid expenses and other assets	34,421	57,622
Accounts payable and accrued liabilities	609,857	(200,342)
Accrued interest	136,247	160,753

Total adjustments	11,484,250	3,386,839

Net cash from operating activities	(1,781,725)	251,009

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for the purchase of fixed assets	(97,398)	(97,165)
Proceeds from sale of fixed assets on disposal	87,100	36,000

Net cash from investing activities	(10,298)	(61,165)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on note payable	(95,956)	(779,713)
Proceeds for notes payable	1,150,000	—
Net proceeds from line of credit	750,000	400,000
Payments on capital leases	(139,091)	(221,145)

Net cash from financing activities	1,664,953	(600,858)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(127,070)	(411,014)
CASH AND CASH EQUIVALENTS, beginning of year	320,275	731,289

CASH AND CASH EQUIVALENTS, end of year	$193,205	$320,275

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest expense paid	$1,400,389	$1,551,188
Income taxes paid	$1,509	$1,600
Income taxes refunds received	$144,958	$—
Non-cash investing and financing activities Property and equipment purchased under capital lease	$—	$472,511

See accompanying notes.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – DPMS, Inc. dba Danco Machine DPMS (the “Company” or “Danco”) was founded in 1979 to meet the challenge of providing competitively priced, quality prototype machining services to the emerging high-tech industries of the Silicon Valley.

On October 17, 2007, the Company was acquired by Danco Acquisition Corporation, an entity created by a group of private equity firms to facilitate their acquisition of the Company. The transaction was effected so that Danco would have the necessary financial and managerial resources available to continue to strategically grow. These financial statements contain the consolidated results of Danco Acquisition Corporation and its wholly owned subsidiary DPMS, Inc.

Liquidity and management’s plans – The Company experienced losses during 2011 and 2012 due to a reduction in demand for machining services from the Company’s existing customers. Management has plans to return the Company to profitability and positive cash flows. Subsequent to year-end, the Company has made changes in certain senior management positions as part of its strategy to move toward positive cash flows. Management is closely monitoring its demand, and if demand does not increase as expected, management may implement cost-cutting measures, including reductions of its labor force. If strategies to improve margins and reduce operating costs are not successful, and the Company is not able to meet its debt obligations, then the Company will need to further reduce expenses or raise additional capital through other sources.

The Company also has $11,370,514 of notes payable and a line of credit balance of $2,250,000 that were extended during 2012 to mature in 2014 and 2015. These balances are payable to a lender who is an affiliated entity of a stockholder of the Company. This stockholder has demonstrated continued support for its investment in the Company. Subsequent to year-end, this stockholder increased their preexisting ownership stake and is currently the majority common stockholder of the Company. If the Company is unable to improve the cash flow from operations, the Company will need to seek additional capital from the stockholders or other sources. However, there is no assurance that the stockholders will continue to provide capital to the Company or that the Company will be able to obtain additional capital from other sources.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should it be unable to continue as a going concern.

Cash and cash equivalents – The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Revenue recognition and allowance for doubtful accounts – Revenue from the sale of products is recognized when the products are shipped in accordance with contract terms. Accounts receivable is stated at an amount that management believes to be collectible. Historically, bad debts have been within management’s expectations.

Inventory – Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. The Company evaluates the valuation of all inventory, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of management’s estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. Inherent in the estimates of market value are management’s estimates related to economic trends, future demand for products, and technological obsolescence of the Company’s products.

Property and equipment – Property and equipment are recorded at cost and include improvements that significantly add to productive capacity or extend useful life. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to fifteen years. Repair and maintenance costs that do not increase the useful lives and/or enhance the value of the assets are charged to operations as incurred. Leasehold improvements are stated at cost and amortized over the lesser of the terms of the respective leases or the assets’ useful lives.

The Company evaluates their long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets consist primarily of property and equipment. Recoverability of assets is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment charge is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell. The Company did not recognize any impairment charges associated with long-lived assets for the years ended December 31, 2012 and 2011.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and other intangible assets – Goodwill and other intangible assets are accounted for in accordance with ASC 350, Goodwill and Other Intangible Assets. Goodwill represents the excess of cost over the estimated fair value of net assets acquired by the Company. Other intangible assets are amortized on a straight-line basis over the period of expected benefit with a weighted-average useful life of approximately 5.4 years with no calculated residual value. The estimated useful lives of identifiable intangible assets are as follows:

Description	Period
Covenants not to compete	5 years
Customer lists	7 years

The Company assesses the impairment of goodwill on an annual basis on December 31. Goodwill is also tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Due to the Company’s losses from operations over the past two years, the Company concluded that the goodwill balance was likely fully impaired. As such, the Company recorded an impairment loss of $11,006,573 in its statement of operations during the year ended December 31, 2012.

Debt issuance costs – The Company amortizes debt issuance costs using the effective interest method over the term of the related notes payable.

Income taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Shipping and handling – Shipping and handling charges billed to customers are included in sales. The costs of shipping to customers are included in cost of sales in the Company’s consolidated statement of operations.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk – The Company has a concentration of credit risk with respect to its trade receivables. The Company provides unsecured and interest-free credit, in the normal course of business, to its customers, and receivables are considered past due based on payment terms with customers. Management performs ongoing credit evaluations of its customers and monitors the receivable balances on a regular basis. An allowance for doubtful accounts is recorded based on management’s evaluation of outstanding receivables. Receivables are written off when all methods of collection have been exhausted and have been within the range of management’s expectations. Management believes its credit acceptance, billing, and collection policies are adequate to minimize potential credit risk.

The Company has a concentration of credit risk with respect to the volume of business transacted with certain customers. Two customers accounted for approximately 71%, and 73% of the Company’s sales for the years ended December 31, 2012 and 2011, respectively. Three customers represented approximately 79%, and two customers represented approximately 85% of the Company’s accounts receivable as of December 31, 2012 and 2011, respectively.

The Company has a concentration of credit risk with respect to financial instruments, which consist of cash deposits in excess of federally insured limits. The Company maintains its cash with high-credit, quality financial institutions.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated balance sheet but arose after the consolidated balance sheet date and before the consolidated financial statements are issued or are available to be issued.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has evaluated subsequent events through May 24, 2013, which is the date the consolidated financial statements were available to be issued.

NOTE 2—INVENTORY

Inventory consists of the following as of December 31, 2012 and 2011:

	2012	2011
Raw materials and work in progress	$1,267,386	$855,293
Finished goods	2,297,758	2,343,504

	3,565,144	3,198,797
Less inventory reserve	(1,475,973)	(1,346,278)
Total inventory	$2,089,171	$1,852,519

NOTE 3—FIXED ASSETS

Fixed assets consist of the following as of December 31, 2012 and 2011:

	2012	2011
Machinery and equipment	$4,666,529	$4,676,765
Software	161,215	154,458
Office equipment	58,609	58,609
Leasehold improvements	18,857	18,857
Automobile	13,701	13,701

	4,918,911	4,922,390
Less: accumulated depreciation	(2,443,482)	(1,946,091)

Total fixed assets	$2,475,429	$2,976,299

The Company recorded $595,996 and $521,007 in total depreciation expense for the years ended December 31, 2012 and 2011, respectively. Of these amounts, depreciation expense related to assets acquired under capital leases was $179,003 and $92,807 for the years ended December 31, 2012 and 2011, respectively. Accumulated depreciation related to assets acquired under capital leases was $320,120 and $141,117 as of December 31, 2012 and 2011, respectively.

NOTE 4—INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31, 2012 and 2011:

	2012	2011
Customer relationships	$2,241,784	$2,241,784
Covenant not to compete	500,000	500,000

Gross intangible assets	2,741,784	2,741,784
Less: accumulated amortization	(2,167,994)	(1,768,573)

Total intangible assets	$573,790	$973,211

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate amortization expense for the years ended December 31, 2012 and 2011 was $399,421 and $420,255, respectively. The estimated aggregate amortization expense for each of the two succeeding years is as follows:

Year Ending December 31,
2013	$320,255
2014	253,535

Total future amortization expenses	$573,790

NOTE 5—DEBT ISSUANCE COSTS

Debt issuance costs are capitalized on the balance sheet resulting from entering into financing arrangements as part of the acquisition of the Company by Danco Acquisition Corporation on October 17, 2007. The aggregate amortization expense for the years ended December 31, 2012 and 2011 was $191,435 and $220,788, respectively. The estimated aggregate expense of these costs is as follows:

Year Ending December 31,
2013	$148,722

Total debt issuance costs	$148,722

NOTE 6—NOTES PAYABLE

Notes payable consist of the following as of December 31, 2012 and 2011:

	2012	2011

Note payable to affiliated entity of a majority equity holder in the Company, secured by substantially all assets of the Company. The interest rate is stated as the greater of 10% or the libor rate plus 4%, payable monthly (actual rate was 10% as of December 31, 2012 and 2011, respectively). This note is subject to certain financial performance related covenants, which were waived as a part of an amendment to the note subsequent to the year ended December 31, 2012. As a part of the amendments of the note subsequent to the year ending December 31, 2012, the timing of the principal payments were modified. The notes maturity date is August 2015.

	$2,575,000	$2,575,000

Note payable to affiliated entity of a majority equity holder in the Company, secured by substantially all assets of the Company. As part of an amendment to the note during the year ended December 31, 2012, the interest rate is stated as the greater of 6.5% or the libor rate plus 3.125%, payable monthly (actual rate was 6.5% as of December 31, 2012. For the year ended December 31, 2011, the interest rate was stated as the greater of 12.5% or the libor rate plus 6.25%, payable monthly (actual rate was 12.5% as of December 31, 2011). This note is subject to certain financial performance related covenants, which were waived as a part of an amendment to the note subsequent to the year ended December 31, 2012. As a part of the amendments of the note subsequent to the year ending December 31, 2012, the timing of the principal payments were modified. The notes maturity date is August 2015.

	8,795,514	8,891,470
Note payable to affiliated entity of a majority equity holder in the Company, secured by substantially all assets of the Company. The interest rate is stated as the greater of 5% or the libor rate plus 4.75%, payable monthly (actual rate was 5% as of December 31, 2012). This note is subject to certain financial performance related covenants, which were waived as a part of an amendment to the note subsequent to the year ended December 31, 2012. Interest is due and payable monthly, in arrears, commencing on September 1, 2012. The notes maturity date is August 2015.	700,000	—

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2012	2011
Note payable to affiliated entity of a majority equity holder in the Company, secured by substantially all assets of the Company. The interest rate is stated as the greater of 5% or the libor rate plus 4.75%, payable monthly (actual rate was 5% as of December 31, 2012). This note is subject to certain financial performance related covenants, which were waived as a part of an amendment to the note subsequent to the year ended December 31, 2012. Interest is due and payable monthly, in arrears, commencing on October 1, 2012. The notes maturity date in August 2015.	350,000	—
Note payable to affiliated entity of a majority equity holder in the Company, secured by substantially all assets of the Company. The interest rate is stated as the greater of 5% or the libor rate plus 4.75%, payable monthly (actual rate was 5% as of December 31, 2012). This note is subject to certain financial performance related covenants, which were waived as a part of an amendment to the note subsequent to the year ended December 31, 2012. Interest is due and payable monthly, in arrears, commencing on January 1, 2013. The notes maturity date in August 2015.	100,000	—

Note payable to affiliated entity of a majority equity holder in the Company, subordinated to all other debt held by the Company. Bears interest at 7.0%, compounded semi-annually and payable quarterly. The note was previously amended to suspend interest payments until the Company meets certain financial measurements. At December 31, 2012 and 2011, accrued interest related to this note was $584,092 and $411,372, respectively. Principal payments are equal to the amount that annual earnings before interest, taxes, deprecation, and amortization (“EBITDA”) exceeds $4,500,000, which require the approval of the senior debt holders for payment. The note matures in February 2016.

	2,000,000	2,000,000

	14,520,514	13,466,470
Less current portion	—	2,621,106

	$14,520,514	$10,845,364

Interest expense on related party loans for the year ended December 31 2012, and 2011 was $1,338,520 and $1,532,340, respectively. $93,795 and $130,269 remained payable at December 31, 2012 and 2011, respectively.

Minimum annual payments are as follows:

Years Ending December 31,
2013	$—
2014	—
2015	12,520,514
2016	2,000,000

Total minimum annual payments	$14,520,514

NOTE 7—LINE OF CREDIT

The Company has an outstanding line of credit with an affiliated entity of a majority equity holder. The line of credit bears interest at the greater of 10.0% or LIBOR rate plus 4.0%, per year.

During the year ended December 31, 2012, the line of credit agreement with an affiliated entity of a majority equity holder was amended in conjunction with the amendments to the Company’s notes payable amendments as discussed in Note 6. The amendment to the Company’s outstanding line of credit increased the line of credit to $2,250,000 from $1,500,000. Subsequent to December 31, 2012, the line of credit was amended and restated to increase the facility size to $3,150,000 and to extend the maturity date to August 1, 2015.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012 and 2011, the Company had outstanding borrowings under this agreement of $2,250,000 and $1,500,000, respectively. The Company drew down $750,000 and $400,000 on this line during the years ended December 31, 2012 and 2011, respectively. The interest rate at both December 31, 2012 and 2011 was 10%. Interest payments are due monthly, and all amounts outstanding on the line are due as of the lines maturity date of August 1, 2015. The line is secured by substantially all assets of the Company.

NOTE 8—SERIES A PREFERRED STOCK

As part of the acquisition of the Company on October 17, 2007, the Company issued 42 shares of Series A preferred stock for total consideration of $4,200,000. These shares entitle the holder to cumulative annual dividends at a rate of 8% accrued through February 26, 2013. On February 26, 2013, the Company modified its articles of incorporation related to the preferences of the Company’s preferred stock, whereby the preferred stock no longer accrue dividends effective February 26, 2013. As of December 31, 2012, no dividends were declared by the Company’s Board of Directors or payable by the Company. At December 31, 2012 and 2011, the Series A preferred stock had a total liquidity preference of $6,065,689 and $5,634,533 in the event of a liquidity event, respectively.

For so long as any shares of Series A Preferred Stock shall be outstanding, no dividend or distribution shall be paid or declared on any Junior Security. Additionally, in the event of liquidation, dissolution or winding down, no payment shall be made on any Junior Security unless, in each case, all outstanding shares of Series A Preferred Stock shall be redeemed and paid in full. Dividends payable in additional shares of Junior Securities on any series of Junior Securities shall be permitted.

NOTE 9—COMMON STOCK WARRANTS

The Company issued a fully vested common stock warrant pursuant to the Company’s acquisition agreement dated October 17, 2007. The holder of this common stock warrant has the right to purchase 420 shares of the Company’s common stock for a total exercise price of $1. In conjunction with the $700,000 notes payable issued in September 2012 (Note 6), the Company modified the warrant to increase the number of common stock available to be purchased to 920 shares. The value of the common stock warrant was not significant at the date of modification.

In conjunction with the issuance of the $350,000 and $100,000 notes payable issued during the year ended December 31, 2012 (Note 6), the Company issued warrants which allow the holder to the right to purchase 250 and 71.43, respectively, for an exercise price of $0.50 and $0.14, respectively. The value of the common stock warrants was not significant at the date of issuance.

On February 26, 2013, all warrants were exercised, as discussed in Note 14.

NOTE 10—RESTRICTED STOCK GRANT

During the year ended December 31, 2008, the Company issued 61.5 restricted stock grants of the Company’s Series A common stock. These stock grants vest accordingly: (1) 50% of these grants will vest over a five year period, cliff vesting 20% each year from the anniversary of the grant date, and (2) 50% of these options will vest if certain performance targets for shareholder return are met upon a change in control or liquidation event. The Company has determined that the fair value of these stock grants and the related stock compensation expense is not significant. During 2012, 25 restricted stock grants were forfeited and reverted to the Company. The number of restricted stock grants outstanding for the years ended December 31, 2012 and 2011 was 26.5 and 51.5, respectively.

NOTE 11—EMPLOYEE BENEFIT PLANS

The Company maintains a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, domestic employees may elect to defer up to 25% of their salaries subject to the Internal Revenue Service limits. The Company did not make any discretionary matching contributions to the plan during the years ended December 31, 2012 and 2011.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12—INCOME TAXES

The federal and state income tax provision is summarized as follows:

	2012	2011
Current
Federal	$—	$17,813
State	1,561	1,600

Total current tax expense	1,561	19,413

Deferred
Federal	(709,594)	522,923
State	(161,241)	201,469

Total deferred tax expense	(870,835)	724,392

Total tax (benefit) expense	$(869,274)	$743,805

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carry forwards.

The tax effects of significant items comprising the Company’s deferred taxes as of December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:
Net operating losses	$3,005,509	$1,594,239
Inventory reserve	587,945	536,282
Intangibles	439,899	369,398
General business credits	212,881	191,530
Accruals	138,798	95,914
Unicap inventory	27,996	23,538
State tax accrual difference	544	544
Goodwill	2,860,743	—

Total deferred tax assets	7,274,315	2,811,445

Deferred tax liabilities:
Intangibles	—	—
Prepaids	(37,433)	(30,569)
Fixed assets	(731,641)	(695,956)
Goodwill	—	(1,169,987)

Total deferred tax liabilities	(769,074)	(1,896,512)

Valuation allowance	(6,505,241)	(1,785,769)

Net deferred taxes	$—	$(870,836)

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The valuation allowance increased by $4,719,472 and $1,785,769 during the years ended December 31, 2012 and 2011, respectively. The net deferred tax liability as of December 31, 2011 was eliminated through a current year tax benefit as a result of the full impairment of the goodwill as of December 31, 2012. The amount of the valuation allowance for deferred tax assets associated with excess tax deduction from stock based compensation arrangement that is allocated to contributed capital if the future tax benefits are subsequently recognized is $0.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net operating losses and tax credit carryforwards as of December 31, 2012 are as follows:

	Amount	Expiration Years
Net operating losses, federal	$7,447,370	2029-2032
Tax credits, federal	142,771	2027-2032
Tax credits, state	106,228	No expiration

The effective tax rate of the Company’s provision for income taxes differs from the federal statutory rate for December 31, 2012 and 2011 as follows:

	2012	2011
Statutory rate	34.0%	34.0%
State tax	6.0%	8.0%
Various permanent differences	-1.0%	0.0%
General business credit	0.0%	3.0%
Other	0.0%	-1.0%
Change in valuation allowance	-33.0%	-75.0%

Total	6.0%	-31.0%

NOTE 13—COMMITMENTS

The Company has agreements under noncancelable leases for office, production, and warehouse facilities owned by a former stockholder through April 2014 with escalating rent payments. The Company also leases certain equipment under capital leases. The leases are collateralized by the underlying assets. At December 31, 2012 and 2011, property and equipment with a cost of $886,567, respectively, were subject to such financing arrangements. The minimum annual rental commitments and future minimum payments under capital lease and equipment financing arrangements are as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2013	$164,412	$291,230
2014	164,412	97,550
2015	113,293	—
2016	62,118	—

Total minimum future lease payments	504,235	$388,780

Less: amount representing interest	(99,066)

Present value of minimum future lease payments	405,169
Less: current portion	(139,093)

Noncurrent portion of minimum future lease payments	$266,076

Rental expense under these agreements for the years ended December 31, 2012 and 2011 amounted to $258,247 and $251,732, respectively. At December 31, 2012 and 2011, deferred rent was $865 and $10,126, respectively.

NOTE 14—SUBSEQUENT EVENTS

On February 26, 2013, a stockholder sold His or Her common equity to the Company. These shares were then retired by the Company. Concurrently, the holder common of the stock warrants (Note 9) exercised their right to purchase 1,241.43 shares of the Company’s common stock.

DANCO ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 27, 2013, Danco Acquisition entered into an agreement with Galaxy Technologies, Inc., whereby Galaxy Technologies, Inc., shall provide management services to the Company. Under the agreement Danco Acquisition grants the exclusive rights for Galaxy Technologies, Inc., to acquire the Company. The option is exercisable between February 27, 2015, and February 27, 2018. Further, Galaxy Technologies holds a right of first refusal in the event of the sale of the Company, which expires on February 27, 2023.

On March 29, 2013, the notes payable to an affiliated entity of a majority equity holder were modified to allow the Company to request interest on the notes to be calculated at 4% instead of the stated rates in the notes each month. The rate change will be approved at the sole discretion of the lender. For January, February, March and April 2013 the Company requested the 4% rate, and the lender approved the rate change.